Exhibit 4.21

AGREEMENT

Between

BLUE SQUARE ISRAEL LTD. Publ. Co. 52-004284-7 whose address is 2 Amal Street, Afek Park, Rosh Ha’ayin (hereinafter: “Blue Square”)

of the one part

And:

BLUE SQUARE CHAIN INVESTMENTS & PROPERTIES LTD.
Publ. Co. 52-003618-7
(hereinafter: "Properties & Investments")
And
BLUE SQUARE CHAIN (HYPER HYPER) LTD.
Pvte. Co. [sic] 52-003667-4
(hereinafter: "Hyper Hyper")
whose address is 2 Amal Street,
Afek Park, Rosh Ha'ayin

of the other part

WHEREAS	Blue Square is the controlling shareholder in Properties & Investments, which is the controlling shareholder in Hyper Hyper; and

WHEREAS	Blue Square and Hyper Hyper operate supermarket branches which are known as the Blue Square chain (hereinafter: “the Chain) under various sub-chains (such as Mega, Supercenter and Shefa Shuk); and

WHEREAS	There is a series of agreements and arrangements between Blue Square and Hyper Hyper which relate, inter alia, to the joint operation of the Chain, receiving of various services jointly and sharing of expenses; and

WHEREAS	In view of the development of the Chain and changes in this sector, there is a need to update a number of arrangements and/or to institute several new arrangements which are called for by the joint operation of the Chain; and

WHEREAS	The provisions of this Agreement, including the provisions relating to arrangements for leasing of real estate properties as referred to in Clauses 8 and 9 below, constitute a single unit and whereas to the extent that this Agreement is not approved, the existing arrangements as apply at present, to the extent that same are valid and in force, will continue to apply; and

WHEREAS	The parties wish to regulate arrangements on the subjects mentioned below.

        Now therefore it is stipulated and agreed between the parties as follows:

1.	General

1.1	The preamble to this Agreement constitutes an integral part hereof.

1.2	Headings to the clauses in the Agreement are solely for the sake of convenience and shall not serve for the interpretation of the Agreement.

1.3	The parties declare that there is no restriction on them, either by agreement or according to law or otherwise, which prevents them or limits them from entering into this Agreement and fulfilling the provisions hereof, subject to obtaining the approvals required according to law, as referred to in Clause 12 below.

1.4	It is clarified and agreed that apart from the changes expressly set forth in this Agreement, all the existing agreements and arrangements between Blue Square and Properties & Investments and/or Hyper Hyper, which are in force, at the date of signing of this Agreement, shall apply and shall remain in full force, including the agreements and the arrangements mentioned in Clause 11.2 below.

2.	Advertising and marketing

2.1	Advertising and marketing expenses which the Chain incurs in respect of any of the Chain’s brand names will be divided between the parties according to the ratio of the sales turnovers of the branches of each party under such brand name. In this regard an examination will be made at the end of each month as to what the advertising and marketing expenses were in respect of each brand name and what was the ratio of sales of the parties’ stores which form part of such brand name.

2.2	Advertising and marketing expenses which the Chain incurs in respect of general advertising of the Chain which is not in respect of brand names, will be divided between the parties according to the ratio of the overall sales turnovers of the branches of each of the parties. For these purposes an examination will be made at the end of each month as to what the advertising and marketing expenses were in respect of general advertising of the Chain and as to what the ratio of sales of the parties was. For these purposes, advertising and marketing expenses also include the costs of employing brand name managers.

2.3	The charging of advertising and marketing expenses will be effected at the end of each month in respect of that month.

3.	Customer clubs

3.1	Blue Square will provide Hyper Hyper with services for the management and operation of a customers club.

3.2	The parties will share the costs for operating customers clubs, whether existing or as will be established in the future, including with regard to the costs for the establishment of the clubs, and including expenses for the accumulation of points, marketing and operation expenses, employment of workers for the activities of the clubs, as well as the cost of the discounts and gifts that are given in respect of membership of the club.

3.3	The division of all the expenses and costs will be done according to the ratio of accumulation of points at branches at each of the parties and will be done each month.

4.	Buying coupons/electronic cards

4.1	Blue Square will provide Hyper Hyper with services in the field of buying vouchers/electronic cards.

4.2	The parties will share between them the costs associated with the issue of buying vouchers/electronic cards, including net discounts (less a reduction of discounts that are received from satellite businesses), expenses for issue and printing, marketing, clearing, personnel, distribution, according to the ratio of use of the buying vouchers/electronic cards at the branches of each of the parties.

4.3	An accounting pursuant to this clause will be done each month.

5.	Services for guarding, cleaning, collection of trolleys, training and instruction services, apprenticeships and regional managers

The parties will share the following expenses, to the extent that they are not expenses that are specifically related to a branch/branches of one of the parties, according to the ratio of turnover of each of the branches of each party every month:

5.1	Services for guarding, cleaning and collection of trolleys.

5.2	Training and instruction services for employees and apprentices.

5.3	Services in respect of regional managers and brand name operation managers.

5.4	An accounting pursuant to this clause will be done each month.

6.	Contribution towards cost of officers

6.1	Since the CEO of Blue Square also serves as CEO of Properties & Investments, Properties & Investments will bear the cost of employing the CEO by it in the sum of NIS 640,000 per annum. The aforesaid amount will be linked to the Consumer Price Index published by the Central Bureau of Statistics on the basis of the index for the month of May 2003, and will be revised and updated every quarter.

6.2	Since a controller holds office in Properties & Investments who is an employee of Blue Square, Properties & Investments and/or Hyper Hyper will bear an amount of approximately NIS 439,000 per annum of the cost of employing the controller. The aforesaid amount will be linked to the Consumer Price Index published by the Central Bureau of Statistics, on the basis of the index for the month of December 2004 and will be revised and updated each quarter.

6.3	Since Blue Square’s internal auditor also serves as internal auditor of Properties & Investments, Properties & Investments will bear the cost of employing the internal auditor by it in a sum of NIS 370,000 per annum. The aforesaid amount will be linked to the Consumer Price Index published by the Central Bureau of Statistics, on the basis of the index for the month of December 2004 and will be revised and updated each quarter.

7.	Elementary insurance

7.1	The parties will share the expenses for elementary insurance, including insurances for building, contracting works, insurance of cash, inventory, vehicle insurance, third party liability insurance, employers liability insurance, etc.

7.2	The division between the insurance expenses or loss of profits, contracting works, cash and various elementary insurances will be made according to the ratio of the turnover of the branches of each of the parties, and an accounting will be done concurrent with payments of the insurance premiums.

7.3	The division in respect of expenses for employers liability insurance will be according to the ratio of the cost of wages as between the parties.

7.4	The division in respect of expenses for third party insurance, fire, building insurance and umbrella of liabilities insurance will be done according to the ratio of the insurance value of the areas that are operated in each company.

7.5	The charge for insurance of inventory kept under refrigeration will be paid by Blue Square, the operator of the logistics center.

7.6	For the avoidance of doubt it is clarified that nothing in the foregoing shall derogate from the arrangements between the companies which were approved in the past in relation to entering into agreements and a division of expenses for directors and officers liability insurance.

8.	Letting of properties by Blue Square to Hyper Hyper and/or to Properties & Investments

Since Blue Square leases properties to Properties & Investments and/or to Hyper Hyper, including properties that were purchased for their operations, it is hereby agreed that the arrangement in regard to the conditions of lease in connection with the leased properties will be renewed and extended and will be as follows:

a.	The lease period in respect of the properties that are leased at the date of this Agreement by Blue Square to Properties & Investments and/or to Hyper Hyper shall be ten years, and the commencement thereof will be as from September 1, 2005.

b.	The rentals for a period of one year in respect of the properties in which shops are operated will be set at 2% of the annual turnover of the shop in the relevant year or 9% of the amount of the investment by Blue Square in the property, where such amount is linked and adjusted to the Consumer Price Index on the basis of the known index at the time of each investment in the property, whichever is the higher.

c.	The rentals for a period of one year in respect of properties which do not serve as shops will be set at 9% of the amount of the investment by Blue Square in the property, where such amount is linked and adjusted to the Consumer Price Index known at the time of each investment in the property.

d.	The rentals will be charged and paid once each year.

e.	Letting of new properties by Blue Square to Properties & Investments and/or to Hyper Hyper will be done in accordance with the above conditions, provided that such contractual arrangement has been approved by the audit committee and the board of directors of Properties & Investments and by the audit committee and the board of directors of Blue Square, provided that the contractual arrangement shall be during 10 years, commencing from September 1, 2005, for a period of 10 years, reckoned as from the date of the contractual arrangement in respect of each of the new properties, and that all the properties leased pursuant to this clause to Properties & Investments and/or to Hyper Hyper shall not exceed an aggregate area of 80,000 sq.m. (an increase of approximately 20% as against the areas currently leased by Blue Square to Properties & Investments and/or to Hyper Hyper).

9.	Letting of properties by Hyper Hyper and/or Properties & Investments to Blue Square

Since Hyper Hyper and/or Properties & Investments lease various properties to Blue Square for its activities, it is hereby agreed that the arrangement in regard to the conditions of lease in connection with the leased properties will be renewed and extended and will be as follows:

a.	The period of lease in respect of all the properties which are leased at the date of this Agreement by Properties & Investments and/or by Hyper Hyper to Blue Square will be set at ten years, and the commencement thereof will be as from September 1, 2005.

b.	The rentals for a period of one year in respect of properties in which shops are operated will be set at 2% of the annual turnover of the relevant shop or 9% of the amount of the investment in the property by Properties & Investments and/or Hyper Hyper, as the case may be, where such amount is linked and adjusted to the Consumer Price Index on the basis of the known index at the time of each investment in the property.

c.	With respect to each of the properties mentioned below, the rentals will be as stated in Clause 9(b) above, but under no circumstances shall be less than the amount set forth opposite each of the following properties:

With respect to a property located in Netanya in Azorim, the annual rental shall not be less than a sum of NIS 252,323.

In respect of a property located in Tel Aviv in Tel Kabir, the annual rental shall not be less than NIS 479,810.

With respect to a property located in Petach Tikva in Beilinson Street, the annual rental shall not be less than a sum of NIS 903,171.

With respect to the property located in Ramat Aviv Gimmel, Tel Aviv, the annual rental shall not be less than a sum of NIS 1,772,473.

The aforesaid amounts will be linked and adjusted to the Consumer Price Index on the basis of the index for March 2005.

d.	Rentals for a period of one year in respect of properties that do not serve as shops will be set at 9% of the amount of the investment in the property by Properties & Investments and/or by Hyper Hyper, where such amount is linked and adjusted to the Consumer Price Index on the basis of the known index at the time of each investment in the property.

e.	The rentals will be charged and paid once each year.

f.	The letting of new properties by Properties & Investments and/or Hyper Hyper to Blue Square will be effected in accordance with the above conditions, provided that such contractual arrangement was approved by the audit committee and the board of directors of Properties & Investments and by the audit committee and the board of directors of Blue Square, and provided that the contractual arrangement shall be during 10 years, commencing from September 1, 2005, for a period of up to 10 years, reckoned as from the date of the contractual arrangement in respect of each of the new properties, and that all the properties leased pursuant to this clause by Properties & Investments and/or Hyper Hyper to Blue Square shall not exceed an aggregate area of 45,000 sq.m. (an increase of approximately 20% as compared with the areas currently leased by Properties & Investments and/or Hyper Hyper to Blue Square).

It is hereby clarified that the lease arrangements mentioned in Clauses 8 and 9 above apply to all the properties leased between the parties and shall apply thereto as a single unit.

10.	Expenses and payments in respect of various proceedings

10.1	Subject to the law, if one of the parties to this Agreement is ordered to pay any amount in the field of business of the parties, whether in the scope of a legal proceeding, administrative proceeding, judgment, arbitration award, compromise arrangement, decision, administrative sanction and/or otherwise, the other party will indemnify the first party in respect of a pro rata share of the payment according to its proportionate share in the income from the type of activity in respect of which the proceeding was instituted in the period relevant to such proceeding, and if it is not possible to determine the aforesaid relevant period, its proportionate share of the income from such activities in the calendar year preceding the date of payment. As an example for the sake of illustration only, if one of the parties is obliged to pay compensation in respect of the sales by the entire Blue Square Chain of a particular product in a particular period, that party will be indemnified by the other party in respect of its pro rata share of the payment according to its proportionate share of the sales of such product in the aforesaid period as a percentage of the chain’s total sales. If the relevant activity does not produce income, the division between the parties will be made according to their proportionate quantitative share in the activities in the period relevant to the proceeding, and if it is not possible to determine the aforesaid relevant period, according to their proportionate share of the activities in the calendar year preceding the date of payment.

10.2	The provisions of Clause 10.1 will apply correspondingly also to a participation in expenses incurred for purposes of conducting such proceedings.

10.3	The payment pursuant to this clause will be made shortly after the date on which the payment was actually made by the party that was ordered to do so.

11.	Additional provisions

11.1	Nothing contained in the provisions of this Agreement shall cancel acts performed pursuant to prior agreements and arrangements between the parties.

11.2	The provisions of this Agreement do not cancel existing agreements between the parties that have not been amended in the framework of this Agreement, and this includes an agreement for the locating of properties dated January 1, 1990; an agreement for the employment and loaning of employees dated July 23, 1996; an agreement for providing administrative and computer services dated January 1, 1990; an agreement for providing accounting and computer services, and office services dated July 23, 1996; an agreement for use and receiving services from the central warehouse dated January 1, 1990; an agreement for the division of maintenance expenses dated January 1, 1990, and resolutions for the division of costs of directors and officers insurance; an agreement for regulating the use of the electronic Internet site Blue Center dated January 6, 2003; reciprocal financing and accounts arrangements.

11.3	Value Added Tax as prescribed by law shall be added to each of the amounts and payments mentioned in this Agreement, if and to the extent that V.A.T. applies in respect of such payments.

11.4	The provisions of this Agreement, including the provisions relating to the arrangements for the leasing of real estate properties as stated in Clause 8 and 9 below [sic], constitute a single unit.

12.	Conditions precedent

The coming into force of this Agreement is subject to obtaining the approval of the competent organs of each of the parties, including approvals of the audit committee, the board of directors and a shareholders meeting of Properties & Investments and approvals from the audit committee, the board of directors and the shareholders meeting of Blue Square, to the extent that same are required.

13.	Period of the Agreement

13.1	The commencement of this Agreement is on the date of fulfillment of all the conditions precedent mentioned in Clause 12 above, and the period of the Agreement is for five years. The Agreement will automatically be extended for three additional periods of five years each, unless one of the parties gives written notice regarding the termination hereof at least six months before the end of the agreement period or at least six months before the end of each of the periods of extension as aforesaid, as the case may be (hereinafter: “the Prior Notice Period”). If the validity of this Agreement is not extended this will not derogate from the validity of lease arrangements in accordance with Clauses 8 and 9 above.

13.2	In the Prior Notice Period the parties will continue to fulfill their obligations and will be entitled to payment of the considerations mentioned in this Agreement.

14.	Governing law, jurisdiction and resolution of disputes

14.1	The Israeli law will apply exclusively to this Agreement and to any dispute that may arise in connection with this Agreement.

14.2	Sole jurisdiction on all matters connected with this Agreement shall be vested in the courts in the central district only.

14.3	Any dispute and/or difference of opinion that may arise in connection with the provisions of this Agreement, including connection with the interpretation hereof and/or the validity hereof and/or the implementation hereof, shall be referred firstly for resolution in the scope of a forum that will include the CEO of the Chain, a representative of Blue Square and a representative of Properties & Investments, on a basis that the representatives will be the chairman of the audit committee of each of the companies or another director of each of the companies who will be appointed by the audit committee, provided that he does not have a personal interest in the dispute. If the aforesaid forum is unable to resolve the dispute by consensus agreement, the dispute will be referred for adjudication before an arbitrator who shall be agreed to by the parties and who receives the approval of the audit committee of each of them, and in the absence of agreement as aforesaid, will be appointed by the chairman of the Institute of Certified Public Accountants in Israel (hereinafter: “the Arbitrator”). For these purposes, the provisions of this clause shall be deemed to be an arbitration agreement. The Arbitrator will not be bound by the provisions of civil procedure, rules of evidence or the substantive law applied by the courts. Likewise, the Arbitrator will not be obliged to give reasons for his decision.

15.	Miscellaneous

15.1	The addresses of the parties for purposes of this Agreement are those mentioned at the head of this Agreement.

15.2	No waiver, refraining from taking action and/or procrastination and/or delay on the part of a party to this Agreement in exercising any of its rights under this Agreement and/or according to law, will be deemed to be a waiver of any rights, unless made expressly and in writing.

15.3	Any notice pursuant to this Agreement shall be sent by registered mail according to the addresses mentioned in this Agreement, and shall be deemed to have been received by the addressee within 72 hours from the time of its dispatch by registered mail. A notice delivered by hand or sent by fax with confirmation of delivery shall be deemed to have been received at the time of its delivery/transmission.

In Witness Whereof We have Hereunto Signed
on the 11th day of October 2005:

Blue Square Israel Ltd. /s/ David Wiessman /s/ Yaakov Shalom Fisher —————————————— Blue Square - Israel Ltd.	Blue Square Chain (Hyper Hyper) Ltd. /s/ David Wiessman /s/ Yaakov Shalom Fisher —————————————— Blue Square Chain (Hyper Hyper) Ltd.	Blue Square Chain Investments & Properties Ltd. /s/ David Wiessman /s/ Yaakov Shalom Fisher —————————————— Blue Square Chain Investments & Properties Ltd.

AMENDMENT TO AGREEMENT

Between

BLUE SQUARE ISRAEL LTD. Publ. Co. 52-004284-7 whose address is 2 Amal Street, Afek Park, Rosh Ha’ayin (hereinafter: “Blue Square”)

of the one part

And:

BLUE SQUARE CHAIN INVESTMENTS & PROPERTIES LTD.
Publ. Co. 52-003618-7
(hereinafter: "Properties & Investments")
And
BLUE SQUARE CHAIN (HYPER HYPER) LTD.
Pvte. Co. [sic] 52-003667-4
(hereinafter: "Hyper Hyper")
whose address is 2 Amal Street,
Afek Park, Rosh Ha'ayin

of the other part

WHEREAS	An Agreement was signed between the parties on October 11, 2005 which regulates certain matters pertaining to arrangements between the parties (hereinbefore and hereinafter: “the Agreement”), including the aspect of customers clubs; and

WHEREAS	The parties wish to amend the arrangement that was stipulated in the Agreement with regard to customers clubs.

Now therefore it is stipulated and agreed between the parties as follows:

1.	The preamble to this Agreement constitutes an integral part hereof.

2.	After Clause 3 of the Agreement the following Clause 3A will be inserted:

3.A	Notwithstanding the contents of Clause 3 above, with regard to customers clubs that will be established by Blue Square together with others, or customers clubs which are a separate legal entity (hereinafter in this clause: “The Customers Clubs”) the following provisions will apply:

a.	Blue Square will, itself or through others, provide services for the management and operation of a customers club for Hyper Hyper, and branches of Hyper Hyper will participate in the activities of Blue Square’s Customers Clubs, including Customers Clubs that may be established together with others.

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b.	Amounts which Blue Square is due to transfer for the activities of the Customers Club;

Charging of expenses and other costs of operating the Customers Clubs;

Income which Blue Square will be entitled to in respect of its holdings in the Customers Clubs;

Profits of the Customers Club or its losses from the aspect of Blue Square’s share therein;

All these will be shared between Blue Square and Hyper Hyper according to the ratio of the purchases by members of the club at branches of each of the parties. The aforesaid accounting shall be done between the parties quarterly.

c.	Except as stated in sub-clause (d) below, in respect of benefits that will be given to customers of the Customers Clubs by either of the parties, the Customers Club will be debited according to the selling prices to the customers.

d.	Each party will bear the gifts and benefits that will actually be given at its branches, “in hand and immediately”, which are exercisable at the time of the purchase only.

3.	The remaining provisions of the Agreement will continue to be in full force without any change.

4.	The coming into force of this amendment is subject to obtaining the appropriate approvals in each of the parties in accordance with the provisions of the Companies Law, 5759-1999.

In Witness Whereof We have Hereunto Signed
on the 2nd day of February 2006:

Blue Square Israel Ltd. /s/ David Wiessman /s/ Yitzhak Bader —————————————— Blue Square - Israel Ltd.	Blue Square Chain (Hyper Hyper) Ltd. /s/ David Wiessman /s/ Yitzhak Bader —————————————— Blue Square Chain (Hyper Hyper) Ltd.	Blue Square Chain Investments & Properties Ltd. /s/ David Wiessman /s/ Yitzhak Bader —————————————— Blue Square Chain Investments & Properties Ltd.

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